

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2018

Via E-Mail
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: RLJ Lodging Trust**
> **Soliciting Material filed by Land & Buildings Capital Growth Fund, L.P.,**
> **et al. under Rule 14a-12**
> **Filed March 20, 2018**
> **File No. 001-35169**

Dear Ms. Reda:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to these comments by amending the filing and/or providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. The participants must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with, or disclose, the factual foundation upon which the participants relied to make the statement that "RLJ does not appear to be focused on maximizing value for all shareholders." Refer to Note b. of Rule 14a-9.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a factual basis must exist to support each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please explain the factual foundation upon which the participants relied in stating that "lodging asset values are higher today than a year ago." Please also tell us the basis for their belief that "an offer for the company would likely be north of $26" absent any disclosed indication that the company has received a recent bid and given that the Blackstone $25/share bid cited was made last summer. Refer to Release No. 34-16833 (May 23, 1980).

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
March 23, 2018
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions